EXHIBIT 99.1

Golar LNG Limited - Announcement of filing of Form 20-F Annual Report

Golar LNG Limited announces that it has filed its Form 20-F for the year ended December 31, 2021 with the Securities and Exchange Commission in the U.S.

Form 20-F can be downloaded from the link below, is available on our website (www.golarlng.com) and shareholders may receive a hard copy free of charge upon request.

April 28, 2022
The Board of Directors
Hamilton, Bermuda
Enquiries:
Golar Management Limited: + 44 207 063 7900
Stuart Buchanan

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  GLNG 2021 Annual Report Form 20-F (https://ml-eu.globenewswire.com/Resource/Download/600e81eb-52c7-434e-9661-83cd20716f4c)